                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                          Consolidated-Tomoka Land Co.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    210226106
                          ------------------------------
                                 (CUSIP Number)


                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 210226106


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  PICO Holdings, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a)
                                                                  ---

                                                              (b)
                                                                  ---
3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  310,000 shares

6.       SHARED VOTING POWER
                  None

7.       SOLE DISPOSITIVE POWER
                  310,000 shares

8.       SHARED DISPOSITIVE POWER
                  None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  310,000 shares

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.5%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  Parent Holding Company/Control Person (HC)

Item 1(a).   Name of Issuer:

             Consolidated-Tomoka Land Co.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1530 Cornerstone Boulevard
             Suite 100
             Daytona Beach, Florida  32117

Item 2(a).   Name of Person Filing:

             PICO Holdings, Inc.

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             875 Prospect Street
             Suite 301
             La Jolla, CA 92037

Item 2(c).   Citizenship:

             California

Item 2(d).   Title of Class of Securities:

             Common Stock, $1.00 par value

Item 2(e).   CUSIP No.:

             210226106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


             (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

             (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

             (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

             (d)  [ ]  Investment company registered under Section 8 of the
                       Investment Company Act of 1940.

             (e)  [ ]  An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E).

             (f)  [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g)  [X]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h)  [ ]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

             (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

             (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

             (a)  Amount Beneficially Owned:

                  310,000 shares

             (b)  Percent of Class:

                  5.5%

             (c)  Number of shares as to which the person filing has:

                  (i) Sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of:

                        310,000 shares

                  (ii)  Shared power to vote or to direct the vote:

                        0 shares

                  (iii) Shared power to dispose or to direct the disposition of:

                        0 shares

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
         Control Person:

         PICO Holdings, Inc. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are identified in Exhibit 1 attached hereto.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [Remainder of page intentionally left blank.
                         Signatures on following page.]

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2005                      PICO HOLDINGS, INC.


                                              By: /s/ James F. Mosier
                                                  ------------------------
                                                  James F. Mosier
                                                  General Counsel and Secretary

                                                                    EXHIBIT 1

                        IDENTIFICATION AND CLASSIFICATION
                                 OF SUBSIDIARIES


Name of Subsidiary Acquiring
Common Stock Being Reported On                    Classification
------------------------------                    --------------

Citation Insurance Company -                      Insurance Company (IC)
holder of record of 113,900 of
the shares of Common Stock being
reported on

Physicians Insurance Company of                   Insurance Company (IC)
Ohio - holder of record of
196,100 of the shares of Common
Stock being reported on